================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                                (Amendment No. 4)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                         87927W10
    (Title of class of securities)                               (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 October 5, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


NY2:\1085034\04\N97%04!.DOC\67793.0060
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-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 7
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X}
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                  2,891,656,682
        OWNED BY                                                                                           (See Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                     0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       54.96%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------
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                                       2
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CUSIP No.  87927W10                                               13D                                                   Page 3 of 7
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Olimpia S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                           -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                 8               SHARED VOTING POWER:                                     See Item 5
        OWNED BY
                           -------------------     --------------------------------------------------------------------------------
          EACH                     9               SOLE DISPOSITIVE POWER:                                      0
       REPORTING
                           -------------------     --------------------------------------------------------------------------------
      PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                See Item 5

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                  This Amendment No. 4 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

                  Pursuant to the Agreement with Bell Shareholders, the second and final closing under the Purchase Agreement occurred on October 5, 2001. The Purchaser purchased from Bell the remaining 1,000,662,120 Olivetti Shares and all 68,409,125 Olivetti Warrants covered by the Purchase Agreement for an aggregate price of euro 4,294,409,202 (including interest in the amount of euro 21,124,964 as required to be paid pursuant to the Purchase Agreement). The Purchaser obtained euro 1,690,999,960 of the necessary funds from capital contributions received on October 4, 2001 from Pirelli, Edizione Finance, UCI and BCI in proportion to their existing holdings of the Purchaser's share capital (being, respectively, 60%, 20%, 10% and 10%), bringing the Purchaser's aggregate capital and reserves to euro 5.2 billion. The Purchaser obtained the remainder of the necessary funds pursuant to the financing arrangements described below.

                  On October 5, 2001, Bell purchased and paid for 263,500,000 bonds issued by the Purchaser in the aggregate principal amount of euro 1,032,920,000. The bonds will mature on October 5, 2007 and bear interest at an annual rate of 1.5%, payable in cash at retirement. At maturity, the principal amount of the bonds is to be repaid by delivery to the bondholder of an aggregate of 263,500,000 Olivetti Shares owned by the Purchaser (subject to certain anti-dilution adjustments). Prior to maturity, the bondholder may (i) convert any or all of the bonds into Olivetti Shares on a one-for-one basis or
(ii) redeem the bonds for cash in the event that, subject to certain exceptions
(a) Pirelli and/or Edizione Finance cease to be in a position to, directly or indirectly, control the Purchaser (whether jointly or individually), (b) Pirelli and/or Edizione Holding transfer any shares of the Purchaser to a third party in connection with a transaction that does not involve a change of control of the Purchaser or (c) the Purchaser's proportional holding of Olivetti Shares falls to below 20% of the total share capital of Olivetti. The cash price to be paid to the bondholder as consideration for the redemption of its bonds in such circumstances is the greater of (x) the nominal value of the redeemed bonds, plus any interest accrued thereon and (y) a value determined, in each case, by a prescribed formula. A copy of the instrument governing the bonds is filed as
Exhibit 12.

                  Also on October 5, 2001, the Purchaser received loans aggregating approximately euro 776 million from the following financial institutions pursuant to separate credit agreements, each dated as of October 3, 2001: MPS (in the amount of euro 516,456,899), BAPV (in the amount of euro 180,759,915) and Interbanca S.p.A. ("Interbanca") (in the amount of euro 77,468,534). These loans, each of which is unsecured and without recourse to the shareholders of the Purchaser, will mature on October 5, 2007 and bear interest at an annual rate of six month Euribor plus 0.50%. Each of the loans is subject to prepayment in the event that, subject to certain exceptions (i) Pirelli and/or Edizione Finance (or their respective affiliates) cease to be in a position to, directly or indirectly, control the Purchaser (whether jointly or individually) or (ii) the Purchaser's proportional holding of Olivetti Shares falls to below 20% of the total share capital of Olivetti. A copy of each of the MPS credit agreement, the BAPV credit agreement and the Interbanca credit agreement is filed as Exhibit 13, Exhibit 14 and Exhibit 15, respectively.

                  Finally, on October 5, 2001, the Purchaser received a loan of euro 810,000,000 under a credit agreement with BCI, UCI and Credito Italiano S.p.A., dated as of October 3, 2001 (the "Bridge Loan Agreement"). The loan has a term of 30 days and bears interest at an annual rate of one month Euribor plus 1.5%. The Bridge Loan Agreement is secured by a pledge of 1,701,802,250 of the Olivetti Shares, and all of the Olivetti Warrants, owned by the Purchaser. The rights to vote and to receive dividends with respect to the pledged Olivetti Shares are retained by the Purchaser, subject to certain exceptions. A copy of the Bridge Loan Agreement is filed as Exhibit 16 and a copy of the related pledge agreement is filed as Exhibit 17. The Purchaser expects to replace the Bridge Loan Agreement with a credit agreement with certain banks providing up to approximately euro 1.8 billion for a term of five years. Details concerning this credit agreement will be provided by amendment when a definitive agreement is entered into.

                  Of the euro 1,014,599,976 that Pirelli contributed to the Purchaser on October 4, 2001, approximately euro 600 million was derived from short-term borrowings under three revolving bank credit facilities and the remainder from available cash on hand. The bank credit facilities consist of (i) the Citibank Credit Facility (under which approximately euro 200 million was drawn), a copy of which was previously filed as Exhibit 5; (ii) a credit facility, dated August 9, 2001, with BNP Paribas Succursale Italia (under which approximately euro 150 million was drawn), a copy of which will be filed by amendment; and (iii) a credit facility, dated August 23, 2001, with HSBC Bank plc (under which euro 250 million was drawn), a copy of which will be filed by amendment.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

                  As of October 5, 2001, the Purchaser directly holds 1,965,302,255 Olivetti Shares and 68,409,125 Olivetti Warrants, representing approximately 27% of the voting capital of Olivetti.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

                  12. Regulations of the Bond Loan Olimpia S.p.A. 1.5% 2001-2007 [English translation]

                  13. Credit Agreement, dated October 3, 2001, between the Purchaser and MPS [English translation]

                  14. Credit Agreement, dated October 3, 2001, between the Purchaser and BAPV [English translation]

                  15. Credit Agreement, dated October 3, 2001, between the Purchaser and Interbanca [English translation]

                  16. Credit Agreement, dated October 3, 2001, by and among the Purchaser, BCI, UCI and Credito Italiano S.p.A. [English translation]

                  17. Pledge Agreement, dated October 3, 2001, by and among the Purchaser, BCI, UCI and Credito Italiano S.p.A. [English translation]

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 9, 2001

                                 PIRELLI S.p.A.


                                 By:     /s/ Anna Chiara Svelto
                                     -------------------------------------
                                      Name:  Anna Chiara Svelto
                                      Title: Attorney-in-fact





                                 OLIMPIA S.p.A.


                                 By:     /s/ Luciano Gobbi
                                     -------------------------------------
                                      Name:  Luciano Gobbi
                                      Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.         Description
    -----------         -----------

         12. Regulations of the Bond Loan Olimpia S.p.A. 1.5% 2001-2007 [English translation]

         13. Credit Agreement, dated October 3, 2001, between the Purchaser and MPS [English translation]

         14. Credit Agreement, dated October 3, 2001, between the Purchaser and BAPV [English translation]

         15. Credit Agreement, dated October 3, 2001, between the Purchaser and Interbanca [English translation]

         16. Credit Agreement, dated October 3, 2001, by and among the Purchaser, BCI, UCI and Credito Italiano S.p.A. [English translation]

         17. Pledge Agreement, dated October 3, 2001, by and among the Purchaser, BCI, UCI and Credito Italiano S.p.A. [English translation]